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                             August 3, 2022

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       11900 Biscayne Blvd., Suite 630
       Miami, Florida 33181

                                                        Re: Innovative Eyewear,
Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed July 25, 2022
                                                            File No. 333-261616

       Dear Mr. Gross:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form S-1

       Use of Proceeds, page 40

   1. We note you revised your use of proceeds by applying the same percentage allocation to each of the identified
uses of proceeds as you had used in your last amendment. We
                                                        further note that you
have identified plans to introduce a significant number of new products and styles by
the end of the year, including nine new styles, a wireless charging dock and Bluetooth
safety glasses. Please clarify whether you expect the proceeds from the offering to be
sufficient to complete any remaining development efforts and launch each of these new
products. If the proceeds may not be sufficient, please clarify that additional funds may
necessary to complete these efforts and identify the potential sources of such funds or how
your plans may be modified if such funds are not available.
 Harrison Gross
Innovative Eyewear, Inc.
August 3, 2022
Page 2

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameHarrison Gross
                                                         Division of
Corporation Finance
Comapany NameInnovative Eyewear, Inc.
                                                         Office of Life
Sciences
August 3, 2022 Page 2
cc:       Sarah W. Williams, Esq.
FirstName LastName